UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-11176

                           For the month of May, 2009.

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F |X|              Form 40-F |_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

         Yes       |_|              No        |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

         Yes       |_|              No        |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes       |_|              No        |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                GRUPO SIMEC, S.A.B. de C.V.
                                               ------------------------------
                                                       (Registrant)

Date: May 4, 2009.                         By: /s/ Luis Garcia Limon
                                               ------------------------------
                                               Name:  Luis Garcia Limon
                                               Title: Chief Executive Officer

PRESS RELEASE      Contact:      Sergio Vigil Gonzalez
                                 Jose Flores Flores
                                 Grupo Simec, S.A. de C.V.
                                 Calzada Lazaro Cardenas 601
                                 44440 Guadalajara, Jalisco, Mexico
                                 52 55 1165 1025
                                 52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST THREE MONTHS OF 2009

GUADALAJARA, MEXICO, April 30, 2009- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) ("Simec") announced today its results of operations for the three-month period ended March 31, 2009.

Acquisition of Corporacion Aceros DM, S.A. de C.V.

On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates ("Grupo San"), and on May 30, 2008 said acquisition was completed. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and 1,450 employees produce 600 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A.B. de C.V. ("ICH") position themselves as the second-largest producer of rebar and the largest steel producer in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix, with 40% of sales in Mexico and 60% outside Mexico, both of which will allow them to better address the natural cycles of the steel industry on the domestic and global levels. Additionally, Simec has already identified significant synergies and economies of scale that will increase the company's operating margins. Grupo San's central location in San Luis Potosi, where Simec is not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution, given its proximity to Mexico's main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product, resulting from the Mexican government's aggressive infrastructure plan.

The financial statements of Simec include the operations of Grupo San since June 1, 2008.

Pursuant to Mexican Financial Reporting Standards "Bulletin B-7 Acquisitions of Business," Simec is in the process of calculating the goodwill and other intangible assets in the acquisition of Grupo San; as of December 31, 2008, Simec registered the adjustment of the intangible assets and we are in the process of determining the adjustment of the fixed assets.

Comparative first quarter 2009 vs first quarter 2008

Net Sales

Net sales decreased 30% to Ps. 5,081 million in the first quarter 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,059 million) compared to Ps. 7,287 million in the same period 2008.

Shipments of finished steel products decreased 32% to 506 thousand tons in the first quarter 2009 (including the net sales generated by the newly acquired plants of Grupo San of 135 thousand tons) compared to 745 thousand tons in the same period 2008. Total sales outside of Mexico in the first quarter 2009 decreased 59% to Ps. 2,222 million compared with Ps. 5,423 million in the same period 2008, while total Mexican sales increased 53% from Ps. 1,865 million in the first quarter 2008 to Ps. 2,859 millions in the same period 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,053 million). The decrease in sales can be explained due to lower shipments during the first quarter 2009, compared to the same period in 2008 (a 239,000 tons decrease). The average price of steel products increased 2.6% in the first quarter 2009 compared with the same period of 2008.

Direct Cost of Sales

Direct cost of sales decreased 32% from Ps. 6,050 million in the first quarter 2008 to Ps. 4,111 million in the same period 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 657 million). Direct cost of sales as a percentage of net sales represented 81% in the first quarter 2009 compared to 83% in the same period 2008. The average cost of raw materials used to produce steel products in the first quarter of 2009 was the same compared to the corresponding period of 2008.

Gross Profit

Gross profit in the first quarter 2009 was Ps. 970 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 402 million) compared to Ps. 1,237 million in the same period 2008. Gross profit as a percentage of net sales in the first quarter 2009 was 19% compared to 17% in the same period 2008. The decline in gross profit is due to lower shipments of 32% during the first quarter 2009 compared with the same period of 2008.

Operating Expenses

Operating expenses increased 63% to Ps. 585 million in the first quarter 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 114 million and the amortization of the tangible and intangible assets of Ps. 90 million registered by the acquisition of Grupo San) compared to Ps. 359 million in the same period 2008, and represented 12% of net sales in the first quarter 2009 and 5% of net sales in the same period 2008.

Operating Profit

Operating profit decreased 56% to Ps. 385 million for the first quarter 2009 (including the operating profit generated by the newly acquired plants of Grupo San of Ps. 289 million) compared to Ps. 878 million in the same period 2008. Operating profit as a percentage of net sales was 8% in the first quarter 2009 compared to 12% in the same period 2008. The decline in operating profit is due to lower shipments of 32% during the first quarter 2009 compared with the same period of 2008.

Comprehensive Financial Cost

Comprehensive financial cost in the first quarter 2009 represented an income of Ps. 60 million compared with an expense of Ps. 62 million in the same period 2008. Net interest expense was Ps. 3 million in the first quarter 2009 compared with a gain of Ps. 55 million in the same period 2008. At the same time, we registered an exchange gain of Ps. 63 million in the first quarter 2009 compared with an exchange loss of Ps. 117 million in the same period 2008, reflecting a 5.9% decrease in the value of the peso versus the dollar in the first quarter 2009 compared to the same period of 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 2 million in the first quarter 2009 compared to other income net of Ps. 6 million in the same period 2008.

Income Taxes

Income Taxes recorded a provision of Ps. 7 million in the first quarter 2009 (including the provision of Ps. 167 million of deferred income taxes) compared to Ps. 230 million in the same period of 2008 (including the provision of Ps. 110 million of deferred income taxes).

Net Profit

As a result of the foregoing, net profit decreased by 26% to Ps. 440 million in the first quarter 2009 from Ps. 592 million in the same period 2008.

Liquidity and Capital Resources

As of March 31, 2009, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on March 31, 2009 was U.S. $395,099). As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

              Comparative first quarter 2009 vs fourth quarter 2008

Net Sales

Net sales decreased 33% from Ps. 7,618 million for the fourth quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 945 million) to Ps. 5,081 million for the first quarter 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,059 million). Sales in tons of finished steel decreased 11% to 506 thousand tons in the first quarter 2009 compared with 567 thousand tons in the fourth quarter 2008. The total sales outside of Mexico for the first quarter 2009 decreased 55% to Ps. 2,222 million compared with Ps. 4,983 million for the fourth quarter 2008. Total Mexican sales increased 9% to 2,859 million in the first quarter 2009 from Ps. 2,635 million in the fourth quarter 2008. Prices of finished products sold in the first quarter 2009 decreased approximately 25% compared to the fourth quarter 2008.

Direct Cost of Sales

Direct cost of sales decreased 44% from Ps. 7,327 million in the fourth quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 473 million) to Ps. 4,111 million for the first quarter 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 657 million). With respect to sales, in the first quarter 2009, the direct cost of sales represents 81% compared to 96% for the fourth quarter 2008. The average cost of raw materials used to produce steel products decreased 37% in the first quarter 2009 versus the fourth quarter 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the first quarter 2009 increased 233% to Ps. 970 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 402 million) compared to Ps. 291 million in the fourth quarter 2008 (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 472 million). The gross profit as a percentage of net sales for the first quarter 2009 was 19% compared with 4% for the fourth quarter of 2008. The increase in gross profit is due to the decrease in the cost of raw materials used to produce steel products.

Operating Expenses

Operating expenses decreased 36% to Ps. 585 million in the first quarter 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 114 million and the amortization of the tangible and intangible assets of Ps. 90 million registered by the acquisition of Grupo San) compared to Ps. 916 million for the fourth quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 232 million and the amortization of the tangible and intangible assets of Ps. 277 million registered by the acquisition of Grupo San). Operating expenses as a percentage of net sales represented 12% during the first quarter 2009 and the fourth quarter 2008.

Operating Profit

Operating profit increased 1,616% from an operating loss of Ps. 625 million in the fourth quarter 2008 (including the operating profit generated by the newly acquired plants of Grupo San of Ps. 232 million) to Ps. 385 million of operating profit for the first quarter 2009 (including the operating profit generated by the newly acquired plants of Grupo San of Ps. 289 million). The operating profit as a percentage of net sales in the first quarter 2009 was 8% compared to 8% in the fourth quarter 2008. The increase in operating profit is due to the decrease in the cost of raw materials used to produce steel products and the decrease in the operating expenses previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost for the first quarter 2009 represented an income of Ps. 60 million compared with an income of Ps. 59 million for the fourth quarter 2008. Net interest expense was Ps. 3 million in the first quarter 2009 compared with Ps. 2 million of net interest expense in the fourth quarter 2008. At the same time we registered an exchange gain of Ps. 63 million in the first quarter 2009 compared with an exchange gain of Ps. 61 million in the fourth quarter 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 2 million in the first quarter 2009 compared with other expense net of Ps. 56 million for the fourth quarter 2008.

Income Taxes

Income Taxes for the first quarter 2009 was an expense of Ps. 7 million compared to Ps. 171 million of income for the fourth quarter 2008.

Net Profit

As a result of the foregoing, net profit was Ps. 440 million in the first quarter 2009 compared to Ps. 451 million of net loss in the fourth quarter 2008.

--------------------------------------------------------------------------------
                                                             1Q '09 vs  1Q '09vs
 (Millions of pesos)           1Q '09    4Q '08    1Q '08     4Q '08     1Q '08
--------------------------------------------------------------------------------
Sales                           5,081     7,618     7,287       -33%      -30%
--------------------------------------------------------------------------------
Cost of Sales                   4,111     7,327     6,050       -44%      -32%
--------------------------------------------------------------------------------
Gross Profit                      970       291     1,238       233%      -22%
--------------------------------------------------------------------------------
Operating Expenses                585       916       359       -36%       63%
--------------------------------------------------------------------------------
Operating Profit                  385     (625)       878     1,616%      -56%
--------------------------------------------------------------------------------
EBITDA                            660     (188)     1,008      -451%      -35%
--------------------------------------------------------------------------------
Net Profit                        440     (451)       592      -198%      -26%
--------------------------------------------------------------------------------
Sales outside Mexico            2,222     4,983     5,423       -55%      -59%
--------------------------------------------------------------------------------
Sales in Mexico                 2,859     2,635     1,865         9%       53%
--------------------------------------------------------------------------------
Total sales (tons)                506       567       745        11%      -32%
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                                                           Millions   Average   Thousands   Millions    Average
                               Thousands  Millions    Average   Thousands    of      price per      of        of       price per
                                of tons   of pesos   price per   of tons    pesos       ton        tons      pesos        ton
    Product                     1Q '09     1Q'09     ton 1Q'09    4Q'08     4Q'08      4Q'08      1Q'08      1Q'08       1Q'08
---------------------------------------------------------------------------------------------------------------------------------
SBQ                               215      2,621       12,191      335      5,435     16,224       565       5,749      10,175
---------------------------------------------------------------------------------------------------------------------------------
Light Structural                   47        464        9,872       30        339     11,302        54         453       8,389
---------------------------------------------------------------------------------------------------------------------------------
Structural                         50        507       10,140       33        371     11,243        55         504       9,164
---------------------------------------------------------------------------------------------------------------------------------
Rebar                             163      1,241        7,613      146      1,210      8,287        70         550       7,857
---------------------------------------------------------------------------------------------------------------------------------
Others                             31        248            -       23        263          -         1          31           -
---------------------------------------------------------------------------------------------------------------------------------
Total                             506      5,081       10,042      567      7,618     13,435       745       7,287       9,783
---------------------------------------------------------------------------------------------------------------------------------

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                          AT MARCH 31 OF 2009 AND 2008
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
 REF                              CONCEPTS                                 CURRENT YEAR                PREVIOUS YEAR
  S
------------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT         %            AMOUNT           %
------------------------------------------------------------------------------------------------------------------------
 s01   TOTAL ASSETS                                                    31,722,335      100         23,918,476        100
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s02   CURRENT ASSETS                                                  14,017,052       44         15,576,282         65
------------------------------------------------------------------------------------------------------------------------
 s03   CASH AND SHORT-TERM INVESTMENTS                                    922,014        3          6,752,074         28
------------------------------------------------------------------------------------------------------------------------
 s04   ACCOUNTS AND NOTES RECEIVABLE (NET)                              3,244,705       10          3,276,302         14
------------------------------------------------------------------------------------------------------------------------
 s05   OTHER ACCOUNTS AND NOTES RECEIVABLE                                828,807        3            647,164          3
------------------------------------------------------------------------------------------------------------------------
 s06   INVENTORIES                                                      8,672,727       27          4,838,058         20
------------------------------------------------------------------------------------------------------------------------
 s07   OTHER CURRENT ASSETS                                               348,799        1             62,684          0
------------------------------------------------------------------------------------------------------------------------
 s08   LONG-TERM                                                                0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s09   ACCOUNTS AND NOTES RECEIVABLE (NET)                                      0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s10   INVESTMENT IN SHARES OF NON-CONSOLIDATED
         SUBSIDIARIES AND ASSOCIATES                                            0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s11   OTHER INVESTMENTS                                                        0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s12   PROPERTY, PLANT AND EQUIPMENT (NET)                             10,338,885       33          7,858,403         33
------------------------------------------------------------------------------------------------------------------------
 s13   LAND AND BUILDINGS                                               3,751,091       12          2,619,470         11
------------------------------------------------------------------------------------------------------------------------
 s14   MACHINERY AND INDUSTRIAL EQUIPMENT                              12,955,284       41          9,035,151         38
------------------------------------------------------------------------------------------------------------------------
 s15   OTHER EQUIPMENT                                                    231,082        1            110,082          0
------------------------------------------------------------------------------------------------------------------------
 s16   ACCUMULATED DEPRECIATION                                         7,066,745       22          4,151,159         17
------------------------------------------------------------------------------------------------------------------------
 s17   CONSTRUCTION IN PROGRESS                                           468,173        1            244,859          1
------------------------------------------------------------------------------------------------------------------------
 s18   OTHER INTANGIBLE ASSETS AND  DEFERRED ASSETS (NET)               7,244,175       23            381,248          2
------------------------------------------------------------------------------------------------------------------------
 s19   OTHER ASSETS                                                       122,223        0            102,543          0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s20   TOTAL LIABILITIES                                                9,649,026      100          6,115,488        100
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s21   CURRENT LIABILITIES                                              5,219,041       54          3,261,652         53
------------------------------------------------------------------------------------------------------------------------
 s22   SUPPLIERS                                                        3,090,763       32          2,330,209         38
------------------------------------------------------------------------------------------------------------------------
 s23   BANK LOANS                                                           9,316        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s24   STOCK MARKET LOANS                                                   4,295        0              3,230          0
------------------------------------------------------------------------------------------------------------------------
s103   OTHER LOANS WITH COST                                                    0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s25   TAXES PAYABLE                                                      341,726        4            292,065          5
------------------------------------------------------------------------------------------------------------------------
 s26   OTHER CURRENT LIABILITIES WITHOUT COST                           1,772,941       18            636,148         10
------------------------------------------------------------------------------------------------------------------------
 s27   LONG-TERM LIABILITIES                                                    0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s28   BANK LOANS                                                               0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s29   STOCK MARKET LOANS                                                       0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s30   OTHER LOANS WITH COST                                                    0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s31   DEFERRED LIABILITIES                                                     0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s32   OTHER NON-CURRENT LIABILITIES WITHOUT COST                       4,429,985       46          2,853,836         47
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s33   CONSOLIDATED STOCKHOLDERS' EQUITY                               22,073,309      100         17,802,988        100
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s34   MINORITY INTEREST                                                3,202,784       15          2,493,092         14
------------------------------------------------------------------------------------------------------------------------
 s35   MAJORITY INTEREST                                               18,870,525       85         15,309,896         86
------------------------------------------------------------------------------------------------------------------------
 s36   CONTRIBUTED CAPITAL                                              8,350,900       38          7,181,743         40
------------------------------------------------------------------------------------------------------------------------
 S79   CAPITAL STOCK                                                    4,142,696       19          4,030,427         23
------------------------------------------------------------------------------------------------------------------------
 s39   PREMIUM ON ISSUANCE OF SHARES                                    4,208,204       19          3,151,316         18
------------------------------------------------------------------------------------------------------------------------
 s40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                               0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s41   EARNED CAPITAL                                                  10,519,625       48          8,128,153         46
------------------------------------------------------------------------------------------------------------------------
 s42   RETAINED EARNINGS AND CAPITAL RESERVES                          10,052,853       46          9,155,207         51
------------------------------------------------------------------------------------------------------------------------
 s44   OTHER ACCUMULATED COMPREHENSIVE RESULT                             466,772        2        (1,027,054)        (6)
------------------------------------------------------------------------------------------------------------------------
 s80   SHARES REPURCHASED                                                       0        0                  0          0
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
 REF                              CONCEPTS                                 CURRENT YEAR                PREVIOUS YEAR
  S
------------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT         %            AMOUNT           %
------------------------------------------------------------------------------------------------------------------------
 s03   CASH AND SHORT-TERM INVESTMENTS                                    922,014      100          6,752,074        100
------------------------------------------------------------------------------------------------------------------------
 s46   CASH                                                               664,976       72            423,838          6
------------------------------------------------------------------------------------------------------------------------
 s47   SHORT-TERM INVESTMENTS                                             257,038       28          6,328,236         94
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s07   OTHER CURRENT ASSETS                                               348,799      100             62,684        100
------------------------------------------------------------------------------------------------------------------------
 s81   DERIVATIVE FINANCIAL INSTRUMENTS                                         0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s82   DISCONTINUED OPERATIONS                                                  0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s83   OTHER                                                              348,799      100             62,684        100
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s18   OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)                7,244,175      100            381,248        100
------------------------------------------------------------------------------------------------------------------------
 s48   DEFERRED EXPENSES                                                3,050,094       42            282,583         74
------------------------------------------------------------------------------------------------------------------------
 s49   GOODWILL                                                         4,166,160       58             36,887         10
------------------------------------------------------------------------------------------------------------------------
 s51   OTHER                                                               27,921        0             61,778         16
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s19   OTHER ASSETS                                                       122,223      100            102,543        100
------------------------------------------------------------------------------------------------------------------------
 s84   INTANGIBLE ASSET FROM LABOR OBLIGATIONS                                  0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s85   DERIVATIVE FINANCIAL INSTRUMENTS                                         0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s50   DEFERRED TAXES                                                           0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s86   DISCONTINUED OPERATIONS                                                  0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s87   OTHER                                                              122,223      100            102,543        100
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s21   CURRENT LIABILITIES                                              5,219,041      100          3,261,652        100
------------------------------------------------------------------------------------------------------------------------
 s52   FOREIGN CURRENCY LIABILITIES                                     2,853,313       55          2,438,287         75
------------------------------------------------------------------------------------------------------------------------
 s53   MEXICAN PESOS LIABILITIES                                        2,365,728       45            823,365         25
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s26   OTHER CURRENT LIABILITIES WITHOUT COST                           1,772,941      100            636,148        100
------------------------------------------------------------------------------------------------------------------------
 s88   DERIVATIVE FINANCIAL INSTRUMENTS                                   445,808       25                  0          0
------------------------------------------------------------------------------------------------------------------------
 s89   INTEREST LIABILITIES                                                 5,917        0              3,966          1
------------------------------------------------------------------------------------------------------------------------
 s68   PROVISIONS                                                               0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s90   DISCONTINUED OPERATIONS                                                  0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s58   OTHER CURRENT LIABILITIES                                        1,321,216       75            632,182         99
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s27   LONG-TERM LIABILITIES                                                    0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s59   FOREIGN CURRENCY LIABILITIES                                             0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s60   MEXICAN PESOS LIABILITIES                                                0        0                  0          0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s31   DEFERRED LIABILITIES                                                     0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s65   NEGATIVE GOODWILL                                                        0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s67   OTHER                                                                    0        0                  0          0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s32   OTHER NON CURRENT LIABILITIES WITHOUT COST                       4,429,985      100          2,853,836        100
------------------------------------------------------------------------------------------------------------------------
 s66   DEFERRED TAXES                                                   4,359,169       98          2,772,284         97
------------------------------------------------------------------------------------------------------------------------
 s91   OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE                    31,484        1             18,990          1
------------------------------------------------------------------------------------------------------------------------
 s92   DISCONTINUED OPERATIONS                                                  0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s69   OTHER LIABILITIES                                                   39,332        1             62,562          2
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s79   CAPITAL STOCK                                                    4,142,696      100          4,030,427        100
------------------------------------------------------------------------------------------------------------------------
 s37   CAPITAL STOCK (NOMINAL)                                          2,420,230       58          2,307,961         57
------------------------------------------------------------------------------------------------------------------------
 s69   RESTATEMENT OF CAPITAL STOCK                                     1,722,466       42          1,722,466         43
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
 REF                              CONCEPTS                                 CURRENT YEAR                PREVIOUS YEAR
  S
------------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT         %            AMOUNT           %
------------------------------------------------------------------------------------------------------------------------
 s42   RETAINED EARNINGS AND CAPITAL RESERVES                          10,052,853      100          9,155,207        100
------------------------------------------------------------------------------------------------------------------------
 s93   LEGAL RESERVE                                                            0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s43   RESERVE FOR REPURCHASE OF SHARES                                   200,612        2            200,612          2
------------------------------------------------------------------------------------------------------------------------
 s94   OTHER RESERVES                                                           0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s95   RETAINED EARNINGS                                                9,307,346       93          8,481,722         93
------------------------------------------------------------------------------------------------------------------------
 s45   NET INCOME FOR THE YEAR                                            544,895        5            472,873          5
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s44   OTHER ACCUMULATED COMPREHENSIVE RESULT                             466,772      100        (1,027,054)        100
------------------------------------------------------------------------------------------------------------------------
 s70   ACCUMULATED MONETARY RESULT                                              0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s71   RESULT FROM HOLDING NON-MONETARY ASSETS                                  0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
 s96   CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION                787,753      169           (56,541)          6
------------------------------------------------------------------------------------------------------------------------
 s97   CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS          (320,981)     (69)                  0          0
------------------------------------------------------------------------------------------------------------------------
 s98   CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                               0        0          (970,513)         94
------------------------------------------------------------------------------------------------------------------------
 s99   LABOR OBLIGATION ADJUSTMENT                                              0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
s100   OTHER                                                                    0        0                  0          0
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                         CURRENT YEAR             PREVIOUS YEAR
 S
------------------------------------------------------------------------------------------------------------------------
                                                                                     AMOUNT                   AMOUNT
------------------------------------------------------------------------------------------------------------------------
S72    WORKING CAPITAL                                                               8,798,011               12,314,630
------------------------------------------------------------------------------------------------------------------------
S73    PENSIONS FUND AND SENIORITY PREMIUMS                                                  0                        0
------------------------------------------------------------------------------------------------------------------------
S74    EXECUTIVES (*)                                                                       60                       45
------------------------------------------------------------------------------------------------------------------------
S75    EMPLOYERS (*)                                                                     1,687                    1,220
------------------------------------------------------------------------------------------------------------------------
S76    WORKERS (*)                                                                       2,517                    3,183
------------------------------------------------------------------------------------------------------------------------
S77    COMMON SHARES (*)                                                           497,709,214              474,621,611
------------------------------------------------------------------------------------------------------------------------
S78    REPURCHASED SHARES (*)                                                                0                        0
------------------------------------------------------------------------------------------------------------------------
S101   RESTRICTED CASH                                                                       0                        0
------------------------------------------------------------------------------------------------------------------------
S102   NET DEBT OF NON CONSOLIDATED COMPANIES                                          286,634                        0
------------------------------------------------------------------------------------------------------------------------

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                   FROM JANUARY 1 TO MARCH 31 OF 2009 AND 2008
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
 REF                              CATEGORIES                               CURRENT YEAR                PREVIOUS YEAR
  R
------------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT         %            AMOUNT           %
------------------------------------------------------------------------------------------------------------------------
r01    NET SALES                                                        5,080,641      100          7,287,967        100
------------------------------------------------------------------------------------------------------------------------
r02    COST OF SALES                                                    4,110,730       81          6,050,363         83
------------------------------------------------------------------------------------------------------------------------
r03    GROSS PROFIT                                                       969,911       19          1,237,604         17
------------------------------------------------------------------------------------------------------------------------
r04    OPERATING EXPENSES                                                 585,282       12            359,374          5
------------------------------------------------------------------------------------------------------------------------
r05    OPERATING INCOME                                                   384,629        8            878,230         12
------------------------------------------------------------------------------------------------------------------------
r08    OTHER INCOME AND (EXPENSE), NET                                      1,852        0              5,699          0
------------------------------------------------------------------------------------------------------------------------
r06    COMPREHENSIVE FINANCING RESULT                                      59,925        1           (61,859)          0
------------------------------------------------------------------------------------------------------------------------
r12    EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
       ASSOCIATES                                                               0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
r48    NON ORDINARY ITEMS                                                       0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
r09    INCOME BEFORE INCOME TAXES                                         446,406        9            822,070         11
------------------------------------------------------------------------------------------------------------------------
r10    INCOME TAXES                                                         6,734        0            230,180          3
------------------------------------------------------------------------------------------------------------------------
r11    INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                       439,672        9            591,890          8
------------------------------------------------------------------------------------------------------------------------
r14    DISCONTINUED OPERATIONS                                                  0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
r18    NET CONSOLIDATED INCOME                                            439,672        9            591,890          8
------------------------------------------------------------------------------------------------------------------------
r19    NET INCOME OF MINORITY INTEREST                                  (105,223)      (2)            119,017          2
------------------------------------------------------------------------------------------------------------------------
r20    NET INCOME OF MAJORITY INTEREST                                    544,895       11            472,873          6
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
 REF                               CONCEPTS                                CURRENT YEAR                PREVIOUS YEAR
  R
------------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT         %            AMOUNT           %
------------------------------------------------------------------------------------------------------------------------
r01    NET SALES                                                        5,080,641      100          7,287,967        100
------------------------------------------------------------------------------------------------------------------------
r21    DOMESTIC                                                         2,859,092       56          1,864,957         26
------------------------------------------------------------------------------------------------------------------------
r22    FOREIGN                                                          2,221,549       44          5,423,010         74
------------------------------------------------------------------------------------------------------------------------
r23    TRANSLATED INTO DOLLARS (***)                                      153,510                     506,617
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
r08    OTHER INCOME AND (EXPENSE), NET                                      1,852      100              5,699        100
------------------------------------------------------------------------------------------------------------------------
r49    OTHER INCOME AND (EXPENSE), NET                                      1,852      100              5,699        100
------------------------------------------------------------------------------------------------------------------------
r34    EMPLOYEES' PROFIT SHARING EXPENSES                                       0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
r35    DEFERRED EMPLOYEES' PROFIT SHARING                                       0        0                  0          0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
r06    COMPREHENSIVE FINANCING RESULT                                      59,925      100           (61,859)        100
------------------------------------------------------------------------------------------------------------------------
r24    INTEREST EXPENSE                                                    13,478       22              5,048        (8)
------------------------------------------------------------------------------------------------------------------------
r42    GAIN (LOSS) ON RESTATEMENT OF UDI'S                                      0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
r45    OTHER FINANCE COSTS                                                      0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
r26    INTEREST INCOME                                                      9,795       16             60,422       (98)
------------------------------------------------------------------------------------------------------------------------
r46    OTHER FINANCIAL PRODUCTS                                                 0        0                  0          0
------------------------------------------------------------------------------------------------------------------------
r25    FOREIGN EXCHANGE GAIN (LOSS), NET                                   63,608      106          (117,233)        190
------------------------------------------------------------------------------------------------------------------------
r28    RESULT FROM MONETARY POSITION                                            0        0                  0          0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
r10    INCOME TAXES                                                         6,734      100            230,180        100
------------------------------------------------------------------------------------------------------------------------
r32    INCOME TAX                                                       (160,109)   (2378)            119,835         52
------------------------------------------------------------------------------------------------------------------------
r33    DEFERRED INCOME TAX                                                166,843     2478            110,345         48
------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

---------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                      CURRENT YEAR       PREVIOUS YEAR
 R
---------------------------------------------------------------------------------------------------------------
                                                                                  AMOUNT             AMOUNT
---------------------------------------------------------------------------------------------------------------
r36    TOTAL SALES                                                               5,233,819          7,379,364
---------------------------------------------------------------------------------------------------------------
r37    TAX RESULT FOR THE YEAR                                                           0                  0
---------------------------------------------------------------------------------------------------------------
r38    NET SALES (**)                                                           32,977,894         25,156,833
---------------------------------------------------------------------------------------------------------------
r39    OPERATION INCOME (**)                                                     2,621,628          2,184,449
---------------------------------------------------------------------------------------------------------------
r40    NET INCOME OF MAJORITY INTEREST (**)                                      1,868,159          1,385,017
---------------------------------------------------------------------------------------------------------------
r41    NET CONSOLIDATED INCOME (**)                                              1,748,131          1,471,926
---------------------------------------------------------------------------------------------------------------
r47    OPERATIVE DEPRECIATION AND AMORTIZATION                                     274,917            130,060
---------------------------------------------------------------------------------------------------------------

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                   FROM JANUARY 1 TO MARCH 31 OF 2009 AND 2008
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                      CURRENT YEAR       PREVIOUS YEAR
 C
---------------------------------------------------------------------------------------------------------------
                                                                                  AMOUNT             AMOUNT
---------------------------------------------------------------------------------------------------------------
c01    CONSOLIDATED NET INCOME                                                     439,672            591,890
---------------------------------------------------------------------------------------------------------------
c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                       441,760            240,405
---------------------------------------------------------------------------------------------------------------
c03    RESOURCES FROM NET INCOME FOR THE YEAR                                      881,432            832,295
---------------------------------------------------------------------------------------------------------------
c04    RESOURCES PROVIDED OR USED IN OPERATION                                   (469,984)          (365,028)
---------------------------------------------------------------------------------------------------------------
c05    RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES                       411,448            467,267
---------------------------------------------------------------------------------------------------------------
c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
       ACTIVITIES                                                                        0             24,881
---------------------------------------------------------------------------------------------------------------
c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
       ACTIVITIES                                                                        0                  0
---------------------------------------------------------------------------------------------------------------
c08    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
       ACTIVITIES                                                                        0             24,881
---------------------------------------------------------------------------------------------------------------
c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                     (66,175)          (136,229)
---------------------------------------------------------------------------------------------------------------
c10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS                  345,273            355,919
---------------------------------------------------------------------------------------------------------------
c11    CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD                  576,741          6,396,155
---------------------------------------------------------------------------------------------------------------
c12    CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD                        922,014          6,752,074
---------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                      CURRENT YEAR       PREVIOUS YEAR
 C
---------------------------------------------------------------------------------------------------------------
                                                                                  AMOUNT             AMOUNT
---------------------------------------------------------------------------------------------------------------
c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                       441,760            240,405
---------------------------------------------------------------------------------------------------------------
c13    DEPRECIATION AND AMORTIZATION FOR THE YEAR                                  274,917            130,060
---------------------------------------------------------------------------------------------------------------
c41    + (-) OTHER ITEMS                                                           166,843            110,345
---------------------------------------------------------------------------------------------------------------

c04    RESOURCES PROVIDED OR USED IN OPERATION                                   (469,984)          (365,028)
---------------------------------------------------------------------------------------------------------------
c18    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                          (291,139)          (795,113)
---------------------------------------------------------------------------------------------------------------
c19    + (-) DECREASE (INCREASE) IN INVENTORIES                                    572,509             92,346
---------------------------------------------------------------------------------------------------------------
c20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE                    (408,381)           (63,841)
---------------------------------------------------------------------------------------------------------------
c21    + (-) INCREASE (DECREASE) IN SUPPLIERS                                    (485,559)            225,974
---------------------------------------------------------------------------------------------------------------
c22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                              142,586            175,606
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
       ACTIVITIES                                                                        0             24,881
---------------------------------------------------------------------------------------------------------------
c23    + BANK FINANCING                                                                  0                  0
---------------------------------------------------------------------------------------------------------------
c24    + STOCK MARKET FINANCING                                                          0               (52)
---------------------------------------------------------------------------------------------------------------
c25    + DIVIDEND RECEIVED                                                               0                  0
---------------------------------------------------------------------------------------------------------------
c26    OTHER FINANCING                                                                   0                  0
---------------------------------------------------------------------------------------------------------------
c27    BANK FINANCING AMORTIZATION                                                       0                  0
---------------------------------------------------------------------------------------------------------------
c28    (-) STOCK MARKET FINANCING AMORTIZATION                                           0                  0
---------------------------------------------------------------------------------------------------------------
c29    (-) OTHER FINANCING AMORTIZATION                                                  0                  0
---------------------------------------------------------------------------------------------------------------
c42    + (-) OTHER ITEMS                                                                 0             24,933
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
C07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
       ACTIVITIES                                                                        0                  0
---------------------------------------------------------------------------------------------------------------
c30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                        0                  0
---------------------------------------------------------------------------------------------------------------
c31    (-) DIVIDENDS PAID                                                                0                  0
---------------------------------------------------------------------------------------------------------------
c32    + PREMIUM ON ISSUANCE OF SHARES                                                   0                  0
---------------------------------------------------------------------------------------------------------------
c33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                       0                  0
---------------------------------------------------------------------------------------------------------------
c43    + (-) OTHER ITEMS                                                                 0                  0
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                     (66,175)          (136,229)
---------------------------------------------------------------------------------------------------------------
c34    + (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS                                0                  0
---------------------------------------------------------------------------------------------------------------
c35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                           (90,900)           (75,913)
---------------------------------------------------------------------------------------------------------------
c36    (-) INCREASE IN CONSTRUCTION PROGRESS                                             0                  0
---------------------------------------------------------------------------------------------------------------
c37    + SALE OF OTHER PERMANENT INVESTMENTS                                             0                  0
---------------------------------------------------------------------------------------------------------------
c38    + SALE OF TANGIBLE FIXED ASSETS                                                   0                  0
---------------------------------------------------------------------------------------------------------------
c39    + (-) OTHER ITEMS                                                            24,725           (60,316)
---------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                   FROM JANUARY 1 TO MARCH 31 OF 2009 AND 2008
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                      CURRENT YEAR       PREVIOUS YEAR
 C
---------------------------------------------------------------------------------------------------------------
                                                                                  AMOUNT             AMOUNT
---------------------------------------------------------------------------------------------------------------
       ACTIVITIES OF OPERATION
---------------------------------------------------------------------------------------------------------------
e01    INCOME (LOSS) BEFORE INCOME TAXES                                           446,406            822,070
---------------------------------------------------------------------------------------------------------------
e02    + (-) ITEMS NOT REQUIRING CASH                                                    0                  0
---------------------------------------------------------------------------------------------------------------
e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                                 280,990             69,638
---------------------------------------------------------------------------------------------------------------
e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                  13,478              5,048
---------------------------------------------------------------------------------------------------------------
e05    CASH FLOW BEFORE INCOME TAX                                                 740,874            896,756
---------------------------------------------------------------------------------------------------------------
e06    CASH FLOW PROVIDED OR USED IN OPERATION                                   (332,336)          (484,863)
---------------------------------------------------------------------------------------------------------------
e07    CASH FLOW PROVIDED OF OPERATING ACTIVITIES                                  408,538            411,893
---------------------------------------------------------------------------------------------------------------
       INVESTMENT ACTIVITIES
---------------------------------------------------------------------------------------------------------------
e08    NET CASH FLOW FROM INVESTING ACTIVITIES                                    (81,105)           (15,491)
---------------------------------------------------------------------------------------------------------------
e09    CASH FLOW AFTER INVESTING ACTIVITIES                                        327,433            396,402
---------------------------------------------------------------------------------------------------------------
       FINANCING ACTIVITIES
---------------------------------------------------------------------------------------------------------------
e10    NET CASH FROM FINANCING ACTIVITIES                                           19,212           (40,483)
---------------------------------------------------------------------------------------------------------------
e11    NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                        346,645            355,919
---------------------------------------------------------------------------------------------------------------
e12    TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS                        (1,372)                  0
---------------------------------------------------------------------------------------------------------------
e13    CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD                        576,741          6,396,155
---------------------------------------------------------------------------------------------------------------
e14    CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                              922,014          6,752,074
---------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

---------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                      CURRENT YEAR       PREVIOUS YEAR
 C
---------------------------------------------------------------------------------------------------------------
                                                                                  AMOUNT             AMOUNT
---------------------------------------------------------------------------------------------------------------
e02    + (-) ITEMS NOT REQUIRING CASH                                                    0                  0
---------------------------------------------------------------------------------------------------------------
e15    + ESTIMATES FOR THE PERIOD                                                        0                  0
---------------------------------------------------------------------------------------------------------------
e16    + PROVISIONS FOR THE PERIOD                                                       0                  0
---------------------------------------------------------------------------------------------------------------
e17    + (-) OTHER UNREALIZED ITEMS                                                      0                  0
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                                 280,990             69,638
---------------------------------------------------------------------------------------------------------------
e18    +   DEPRECIATION AND AMORTIZATION FOR THE PERIOD                            274,917            130,060
---------------------------------------------------------------------------------------------------------------
e19    (-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT                          0                  0
---------------------------------------------------------------------------------------------------------------
e20    + IMPAIRMENT LOSS                                                                 0                  0
---------------------------------------------------------------------------------------------------------------
e21    (-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES                          0                  0
---------------------------------------------------------------------------------------------------------------
e22    (-) DIVIDENDS RECEIVED                                                            0                  0
---------------------------------------------------------------------------------------------------------------
e23    (-) INTEREST INCOME                                                         (9,795)           (60,422)
---------------------------------------------------------------------------------------------------------------
e24    (-) + OTHER ITEMS                                                            15,868                  0
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                  13,478              5,048
---------------------------------------------------------------------------------------------------------------
e25    + ACCRUED INTEREST                                                           13,478              5,048
---------------------------------------------------------------------------------------------------------------
e26    + (-) OTHER ITEMS                                                                 0                  0
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
e06    CASH FLOW PROVIDED OR USED IN OPERATION                                   (332,336)          (484,863)
---------------------------------------------------------------------------------------------------------------
e27    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                          (291,139)          (795,113)
---------------------------------------------------------------------------------------------------------------
e28    + (-) DECREASE (INCREASE) IN INVENTORIES                                    572,509             92,346
---------------------------------------------------------------------------------------------------------------
e29    + (-)DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES                     (408,381)           (63,841)
---------------------------------------------------------------------------------------------------------------
e30    + (-) INCREASE DECREASE IN SUPPLIERS                                      (485,559)            225,974
---------------------------------------------------------------------------------------------------------------
e31    + (-)INCREASE DECREASE IN OTHER LIABILITIES                                 454,235            175,606
---------------------------------------------------------------------------------------------------------------
e32    + (-) INCOME TAXES PAID OR RETURNED                                       (174,001)          (119,835)
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
e08    NET CASH FLOW FROM INVESTING ACTIVITIES                                    (81,105)           (15,491)
---------------------------------------------------------------------------------------------------------------
e33    (-) PERMANENT INVESTMENT IN SHARES                                                0                  0
---------------------------------------------------------------------------------------------------------------
e34    + DISPOSITION OF PERMANENT INVESTMENT IN SHARES                                   0                  0
---------------------------------------------------------------------------------------------------------------
e35    (-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT                             (90,900)           (75,913)
---------------------------------------------------------------------------------------------------------------
e36    + SALE OF PROPERTY PLANT AND EQUIPMENT                                            0                  0
---------------------------------------------------------------------------------------------------------------
e37    (-) INVESTMENT IN INTANGIBLE ASSETS                                               0                  0
---------------------------------------------------------------------------------------------------------------
e38    + DISPOSITION OF INTANGIBLE ASSETS                                                0                  0
---------------------------------------------------------------------------------------------------------------
e39    + OTHER PERMANENT INVESTMENTS                                                     0                  0
---------------------------------------------------------------------------------------------------------------
e40    + DISPOSITION OF OTHER PERMANENT INVESTMENTS                                      0                  0
---------------------------------------------------------------------------------------------------------------
e41    + DIVIDEND RECEIVED                                                               0                  0
---------------------------------------------------------------------------------------------------------------
e42    + INTEREST RECEIVED                                                           9,795             60,422
---------------------------------------------------------------------------------------------------------------
e43    + (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS                       0                  0
---------------------------------------------------------------------------------------------------------------
e44    + (-) OTHER ITEMS                                                                 0                  0
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
e10    NET CASH FROM FINANCING ACTIVITIES                                           19,212           (40,483)
---------------------------------------------------------------------------------------------------------------
e45    + BANK FINANCING                                                                  0                  0
---------------------------------------------------------------------------------------------------------------
e46    + STOCK MARKET FINANCING                                                          0               (52)
---------------------------------------------------------------------------------------------------------------
e47    + OTHER FINANCING                                                                 0                  0
---------------------------------------------------------------------------------------------------------------
e48    (-) BANK FINANCING AMORTIZATION                                                   0                  0
---------------------------------------------------------------------------------------------------------------
e49    (-) STOCK MARKET FINANCING AMORTIZATION                                           0                  0
---------------------------------------------------------------------------------------------------------------
e50    (-) OTHER FINANCING AMORTIZATION                                                  0                  0
---------------------------------------------------------------------------------------------------------------
e51    + (-) INCREASE (DECREASE ) IN CAPITAL STOCK                                       0                  0
---------------------------------------------------------------------------------------------------------------
e52    (-) DIVIDENDS PAID                                                                0                  0
---------------------------------------------------------------------------------------------------------------
e53    + PREMIUM ON ISSUANCE OF SHARES                                                   0                  0
---------------------------------------------------------------------------------------------------------------
e54    + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                      0                  0
---------------------------------------------------------------------------------------------------------------
e55    (-) INTEREST EXPENSE                                                        (6,885)            (5,048)
---------------------------------------------------------------------------------------------------------------
e56    (-) REPURCHASE OF SHARES                                                          0                  0
---------------------------------------------------------------------------------------------------------------
e57    + (-) OTHER ITEMS                                                            26,097           (35,383)
---------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------
REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
 D                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
d01    BASIC PROFIT PER ORDINARY SHARE (**)                                   $ 3.56                    $ 2.92
---------------------------------------------------------------------------------------------------------------------
d02    BASIC PROFIT PER PREFERRED SHARE (**)                                  $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------
d03    DILUTED PROFIT PER ORDINARY SHARE (**)                                 $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------
d04    EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER
       COMMON SHARE (**)                                                      $ 3.56                    $ 2.92
---------------------------------------------------------------------------------------------------------------------
d05    DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)        $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------
d08    CARRYING VALUE PER SHARE                                               $37.91                    $32.26
---------------------------------------------------------------------------------------------------------------------
d09    CASH DIVIDEND ACCUMULATED PER SHARE                                    $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------
d10    DIVIDEND IN SHARES PER SHARE                                             0.00 shares               0.00 shares
---------------------------------------------------------------------------------------------------------------------
d11    MARKET PRICE TO CARRYING VALUE                                           0.54 times                1.24 times
---------------------------------------------------------------------------------------------------------------------
d12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE                          5.77 times               13.69 times
---------------------------------------------------------------------------------------------------------------------
d13    MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)                    0.00 times                0.00 times
---------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------
REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
 P                                                                       FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
       YIELD
---------------------------------------------------------------------------------------------------------------------
p01    NET INCOME TO NET SALES                                                 8.65%                     8.12%
---------------------------------------------------------------------------------------------------------------------
p02    NET INCOME TO STOCKHOLDERS' EQUITY (**)                                 7.92%                     8.27%
---------------------------------------------------------------------------------------------------------------------
p03    NET INCOME TO TOTAL ASSETS (**)                                         5.51%                     6.15%
---------------------------------------------------------------------------------------------------------------------
p04    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------
p05    INCOME DUE TO MONETARY POSITION TO NET INCOME                           0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       ACTIVITY
---------------------------------------------------------------------------------------------------------------------
p06    NET SALES TO NET ASSETS (**)                                         1.04 times                1.05 times
---------------------------------------------------------------------------------------------------------------------
p07    NET SALES TO FIXED ASSETS (**)                                       3.19 times                3.20 times
---------------------------------------------------------------------------------------------------------------------
p08    INVENTORIES TURNOVER (**)                                            3.21 times                4.46 times
---------------------------------------------------------------------------------------------------------------------
p09    ACCOUNTS RECEIVABLE IN DAYS OF SALES                                   50 days                   35 days
---------------------------------------------------------------------------------------------------------------------
p10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                       8.39%                     0.00%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       LEVERAGE
---------------------------------------------------------------------------------------------------------------------
p11    TOTAL LIABILITIES TO TOTAL ASSETS                                      30.42%                    25.57%
---------------------------------------------------------------------------------------------------------------------
p12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            0.44 times                0.34 times
---------------------------------------------------------------------------------------------------------------------
p13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      29.57%                    39.87%
---------------------------------------------------------------------------------------------------------------------
p14    LONG-TERM LIABILITIES TO FIXED ASSETS                                   0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------
p15    OPERATING INCOME TO INTEREST PAID                                    28.54 times              173.98 times
---------------------------------------------------------------------------------------------------------------------
p16    NET SALES TO TOTAL LIABILITIES (**)                                  3.42 times                4.11 times
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       LIQUIDITY
---------------------------------------------------------------------------------------------------------------------
p17    CURRENT ASSETS TO CURRENT LIABILITIES                                2.69 times                4.78 times
---------------------------------------------------------------------------------------------------------------------
p18    CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                 1.02 times                3.29 times
---------------------------------------------------------------------------------------------------------------------
p19    CURRENT ASSETS TO TOTAL LIABILITIES                                  1.45 times                2.55 times
---------------------------------------------------------------------------------------------------------------------
p20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                17.67%                    207.01%
---------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                 DIRECTOR REPORT

                                                                    CONSOLIDATED

Acquisition of Corporacion Aceros DM, S.A. de C.V.

On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates ("Grupo San"), and on May 30, 2008 said acquisition was completed. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and 1,450 employees produce 600 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A.B. de C.V. ("ICH") position themselves as the second-largest producer of rebar and the largest steel producer in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix, with 40% of sales in Mexico and 60% outside Mexico, both of which will allow them to better address the natural cycles of the steel industry on the domestic and global levels. Additionally, Simec has already identified significant synergies and economies of scale that will increase the company's operating margins. Grupo San's central location in San Luis Potosi, where Simec is not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution, given its proximity to Mexico's main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product, resulting from the Mexican government's aggressive infrastructure plan.

The financial statements of Simec include the operations of Grupo San since June 1, 2008.

Pursuant to Mexican Financial Reporting Standards "Bulletin B-7 Acquisitions of Business," Simec is in the process of calculating the goodwill and other intangible assets in the acquisition of Grupo San; as of December 31, 2008, Simec registered the adjustment of the intangible assets and we are in the process of determining the adjustment of the fixed assets.

Comparative first quarter 2009 vs first quarter 2008

Net Sales

Net sales decreased 30% to Ps. 5,081 million in the first quarter 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,059 million) compared to Ps. 7,287 million in the same period 2008. Shipments of finished steel products decreased 32% to 506 thousand tons in the first quarter 2009 (including the net sales generated by the newly acquired plants of Grupo San of 135 thousand tons) compared to 745 thousand tons in the same period 2008. Total sales outside of Mexico in the first quarter 2009 decreased 59% to Ps. 2,222 million compared with Ps. 5,423 million in the same period 2008, while total Mexican sales increased 53% from Ps. 1,865 million in the first quarter 2008 to Ps. 2,859 millions in the same period 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,053 million). The decrease in sales can be explained due to lower shipments during the first quarter 2009, compared to the same period in 2008 (a 239,000 tons decrease). The average price of steel products increased 2.6% in the first quarter 2009 compared with the same period of 2008.

Direct Cost of Sales

Direct cost of sales decreased 32% from Ps. 6,050 million in the first quarter 2008 to Ps. 4,111 million in the same period 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 657 million). Direct cost of sales as a percentage of net sales represented 81% in the first quarter 2009 compared to 83% in the same period 2008. The average cost of raw materials used to produce steel products in the first quarter of 2009 was the same compared to the corresponding period of 2008.

Gross Profit

Gross profit in the first quarter 2009 was Ps. 970 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 402 million) million compared to Ps. 1,237 million in the same period 2008. Gross profit as a percentage of net sales in the first quarter 2009 was 19% compared to 17% in the same period 2008. The decline in gross profit is due to lower shipments of 32% during the first quarter 2009 compared with the same period of 2008.

Operating Expenses

Operating expenses increased 63% to Ps. 585 million in the first quarter 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 114 million and the depreciation and amortization of the tangible and intangible assets of Ps. 90 million registered by the acquisition of Grupo San) compared to Ps. 359 million in the same period 2008, and represented 12% of net sales in the first quarter 2009 and 5% of net sales in the same period 2008.

Operating Profit

Operating profit decreased 56% to Ps. 385 million for the first quarter 2009 (including the operating profit generated by the newly acquired plants of Grupo San of Ps. 289 million) compared to Ps. 878 million in the same period 2008. Operating profit as a percentage of net sales was 8% in the first quarter 2009 compared to 12% in the same period 2008. The decline in operating profit is due to lower shipments of 32% during the first quarter 2009 compared with the same period of 2008.

Comprehensive Financial Cost

Comprehensive financial cost in the first quarter 2009 represented an income of Ps. 60 million compared with an expense of Ps. 62 million in the same period 2008. Net interest expense was Ps. 3 million in the first quarter 2009 compared with a gain of Ps. 55 million in the same period 2008. At the same time, we registered an exchange gain of Ps. 63 million in the first quarter 2009 compared with an exchange loss of Ps. 117 million in the same period 2008, reflecting a 5.9% decrease in the value of the peso versus the dollar in the first quarter 2009 compared to the same period of 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 2 million in the first quarter 2009 compared to other income net of Ps. 6 million in the same period 2008.

Income Taxes

Income Taxes recorded a provision of Ps. 7 million in the first quarter 2009 (including the provision of Ps. 167 million of deferred income taxes) compared to Ps. 230 million in the same period of 2008 (including the provision of Ps. 110 million of deferred income taxes).

Net Profit

As a result of the foregoing, net profit decreased by 26% to Ps. 440 million in the first quarter 2009 from Ps. 592 million in the same period 2008.

Liquidity and Capital Resources

As of March 31, 2009, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on March 31, 2009 was U.S. $395,099). As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

Comparative first quarter 2009 vs fourth quarter 2008

Net Sales

Net sales decreased 33% from Ps. 7,618 million for the fourth quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 945 million) to Ps. 5,081 million for the first quarter 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,059 million). Sales in tons of finished steel decreased 11% to 506 thousand tons in the first quarter 2009 compared with 567 thousand tons in the fourth quarter 2008. The total sales outside of Mexico for the first quarter 2009 decreased 55% to Ps. 2,222 million compared with Ps. 4,983 million for the fourth quarter 2008. Total Mexican sales increased 9% to 2,859 million in the first quarter 2009 from Ps. 2,635 million in the fourth quarter 2008. Prices of finished products sold in the first quarter 2009 decreased approximately 25% compared to the fourth quarter 2008.

Direct Cost of Sales

Direct cost of sales decreased 44% from Ps. 7,327 million in the fourth quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 473 million) to Ps. 4,111 million for the first quarter 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 657 million). With respect to sales, in the first quarter 2009, the direct cost of sales represents 81% compared to 96% for the fourth quarter 2008. The average cost of raw materials used to produce steel products decreased 37% in the first quarter 2009 versus the fourth quarter 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the first quarter 2009 increased 233% to Ps. 970 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 402 million) compared to Ps. 291 million in the fourth quarter 2008 (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 472 million). The gross profit as a percentage of net sales for the first quarter 2009 was 19% compared with 4% for the fourth quarter of 2008. The increase in gross profit is due to the decrease in the cost of raw materials used to produce steel products.

Operating Expenses

Operating expenses decreased 36% to Ps. 585 million in the first quarter 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 114 million and the depreciation and amortization of the tangible and intangible assets of Ps. 90 million registered by the acquisition of Grupo San) compared to Ps. 916 million for the fourth quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 232 million and the depreciation and amortization of the tangible and intangible assets of Ps. 277 million registered by the acquisition of Grupo San). Operating expenses as a percentage of net sales represented 12% during the first quarter 2009 and the fourth quarter 2008.

Operating Profit

Operating profit increased 1,616% from an operating loss of Ps. 625 million in the fourth quarter 2008 (including the operating profit generated by the newly acquired plants of Grupo San of Ps. 232 million) to Ps. 385 million of operating profit for the first quarter 2009 (including the operating profit generated by the newly acquired plants of Grupo San of Ps. 289 million). The operating profit as a percentage of net sales in the first quarter 2009 was 8% compared to 8% in the fourth quarter 2008. The increase in operating profit is due to the decrease in the cost of raw materials used to produce steel products and the decrease in the operating expenses previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost for the first quarter 2009 represented an income of Ps. 60 million compared with an income of Ps. 59 million for the fourth quarter 2008. Net interest expense was Ps. 3 million in the first quarter 2009 compared with Ps. 2 million of net interest expense in the fourth quarter 2008. At the same time we registered an exchange gain of Ps. 63 million in the first quarter 2009 compared with an exchange gain of Ps. 61 million in the fourth quarter 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 2 million in the first quarter 2009 compared with other expense net of Ps. 56 million for the fourth quarter 2008.

Income Taxes

Income Taxes for the first quarter 2009 was an expense of Ps. 7 million compared to Ps. 171 million of income for the fourth quarter 2008.

Net Profit

As a result of the foregoing, net profit was Ps. 440 million in the first quarter 2009 compared to Ps. 451 million of net loss in the fourth quarter 2008.

--------------------------------------------------------------------------------
                                                            1Q '09 vs   1Q '09vs
 (Millions of pesos)       1Q '09     4Q '08     1Q '08      4Q '08      1Q '08
--------------------------------------------------------------------------------
Sales                       5,081      7,618      7,287       -33%        -30%
--------------------------------------------------------------------------------
Cost of Sales               4,111      7,327      6,050       -44%        -32%
--------------------------------------------------------------------------------
Gross Profit                  970        291      1,238       233%        -22%
--------------------------------------------------------------------------------
Operating Expenses            585        916        359       -36%         63%
--------------------------------------------------------------------------------
Operating Profit              385      (625)        878      1616%        -56%
--------------------------------------------------------------------------------
EBITDA                        660      (188)      1,008      -451%        -35%
--------------------------------------------------------------------------------
Net Profit                    440      (451)        592      -198%        -26%
--------------------------------------------------------------------------------
Sales outside Mexico        2,222      4,983      5,423       -55%        -59%
--------------------------------------------------------------------------------
Sales in Mexico             2,859      2,635      1,865         9%         53%
--------------------------------------------------------------------------------
Total sales (tons)            506        567        745       -11%        -32%
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Average                            Average
                        Thousands  Millions of   Average    Thousands   Millions of   price per  Thousands  Millions of  price per
                         of tons      pesos     price per    of tons       pesos         ton      of tons      pesos        ton
     Product             1Q '09       1Q'09     ton 1Q'09     4Q'08        4Q'08        4Q'08      1Q'08       1Q'08       1Q'08
----------------------------------------------------------------------------------------------------------------------------------
SBQ                        215        2,621       12,191       335         5,435       16,224       565        5,749      10,175
----------------------------------------------------------------------------------------------------------------------------------
Light Structural            47          464        9,872        30           339       11,302        54          453       8,389
----------------------------------------------------------------------------------------------------------------------------------
Structural                  50          507       10,140        33           371       11,243        55          504       9,164
----------------------------------------------------------------------------------------------------------------------------------
Rebar                      163        1,241        7,613       146         1,210        8,287        70          550       7,857
----------------------------------------------------------------------------------------------------------------------------------
Others                      31          248            -        23           263            -         1           31           -
----------------------------------------------------------------------------------------------------------------------------------
Total                      506        5,081       10,042       567         7,618       13,435       745        7,287       9,783
----------------------------------------------------------------------------------------------------------------------------------

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                            FINANCIAL STATEMENT NOTES

                                                                    CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards
(MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants
(IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. (CINIF).

b. The main subsidiaries of SIMEC are the following:

o     Compania Siderurgica de California, S.A. de C.V.

o     Industrias del Acero y del Alambre, S.A. de C.V.

o     Pacific Steel Inc.

o     SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - Domestic subsidiaries' inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries' inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month's-end. The Company opted for the early adoption of Bulletin C-10 "Derivative Financial Instruments and Hedging"; therefore, at March 31, 2009 the fair value of natural gas and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders' equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of March 31, 2009 are as follows:

                                                          Years
                                                          -----
       Buildings .....................................  15 to 50
       Machinery and equipment .......................  10 to 40
       Buildings and improvements (Republic) .........  10 to 25
       Land improvements (Republic) ..................   5 to 25
       Machinery and equipment (Republic) ............   5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January

1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at March 31, 2009 sales to five customers accounted for approximately 34% of the Republic's sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of March 31, 2009, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on March 31, 2009 was U.S. $395,099). As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 11,896 (U.S. $830,032) at March 31, 2009, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS

                                                                    CONSOLIDATED

--------------------------------------------------------------------------------------------------------------------------
                                                                                                       NUMBER
                  COMPANY NAME                                      MAIN ACTIVITIES                  OF SHARES   OWNERSHIP
--------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
--------------------------------------------------------------------------------------------------------------------------
Cia Siderurgica de Guadalajara                                        Sub-Holding                                  99.99
--------------------------------------------------------------------------------------------------------------------------
Simec International                                      Production and sales of steel products                    99.99
--------------------------------------------------------------------------------------------------------------------------
Arrendadora Simec                                        Production and sales of steel products                   100.00
--------------------------------------------------------------------------------------------------------------------------
Controladora Simec                                                    Sub-Holding                                 100.00
--------------------------------------------------------------------------------------------------------------------------
Pacific Steel                                                       Scrap purchase                                100.00
--------------------------------------------------------------------------------------------------------------------------
Cia. Siderurgica del Pacifico                                        Rent of land                                  99.99
--------------------------------------------------------------------------------------------------------------------------
Coordinadora de Servicios Siderurgicos de Calidad               Administrative services                           100.00
--------------------------------------------------------------------------------------------------------------------------
Comercializadora Simec                                          Sales of steel products                            99.99
--------------------------------------------------------------------------------------------------------------------------
Industrias del Acero y del Alambre                              Sales of steel products                            99.99
--------------------------------------------------------------------------------------------------------------------------
Procesadora Mexicali                                                Scrap purchase                                 99.99
--------------------------------------------------------------------------------------------------------------------------
Servicios Simec                                                 Administrative services                           100.00
--------------------------------------------------------------------------------------------------------------------------
Sistemas de Transporte de Baja California                          Freight services                               100.00
--------------------------------------------------------------------------------------------------------------------------
Operadora de Metales                                            Administrative services                           100.00
--------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios Siderurgicos de Tlaxcala                 Administrative services                           100.00
--------------------------------------------------------------------------------------------------------------------------
Administradora de Servicios Siderurgicos de
Tlaxcala                                                        Administrative services                           100.00
--------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios de la Industria Siderurgica              Administrative services                           100.00
--------------------------------------------------------------------------------------------------------------------------
SimRep                                                                Sub-Holding                                  50.22
--------------------------------------------------------------------------------------------------------------------------
PAV Republic                                             Production and sales of steel products                    50.22
--------------------------------------------------------------------------------------------------------------------------
CSG Comercial                                                   Sales of steel products                            99.95
--------------------------------------------------------------------------------------------------------------------------
Comercializadora de Aceros de Tlaxcala                          Sales of steel products                            99.95
--------------------------------------------------------------------------------------------------------------------------
Siderurgica de Baja California                                  Sales of steel products                            99.95
--------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN SUBSIDIARIES
--------------------------------------------------------------------------------------------------------------------------
ASSOCIATEDS
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                       0
--------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATEDS                                                                                        0
--------------------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                         0.00
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                                  0
--------------------------------------------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                               CREDITS BREAK DOWN
                          (THOUSANDS OF MEXICAN PESOS)

                                                                    CONSOLIDATED

------------------------------------------------------------------------------------------------------------------------------------
                                                   Denominated in Pesos                       Denominated in Foreign Currency
                                                   (Thousands of Pesos)                             (Thousands of Pesos)
------------------------------------------------------------------------------------------------------------------------------------
Credit Type /   Amortization    Rate of
Institution         Date        Interest                 Time Interval                                 Time Interval
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Until                                          Until
                                                                                  5                                              5
                                                           Until  Until  Until  Years                     Until  Until  Until  Years
                                         Current  Until 1    2      3      4      or   Current   Until 1    2      3      4      or
                                           Year     Year   Years  Years  Years   More    Year      Year   Years  Years  Years   More
------------------------------------------------------------------------------------------------------------------------------------
BANKS
------------------------------------------------------------------------------------------------------------------------------------
With Warranty                                   0       0    0      0      0      0           0       0     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------
GE CAPITAL        20/05/2010  LIBOR+0.25        0       0    0      0      0      0           0   9,316     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                     0       0    0      0      0      0           0       0     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
LISTED IN
THE STOCK
EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
------------------------------------------------------------------------------------------------------------------------------------
Medium Term
Notes             15/12/1998        9.33        0       0    0      0      0      0       4,295       0     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK
EXCHANGE                                        0       0    0      0      0      0       4,295       0     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
Various                                 1,114,624       0    0      0      0      0   1,976,139       0     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                         1,114,624       0    0      0      0      0   1,976,139       0     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

OTHER LOANS
WITH COST
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                           0       0    0      0      0      0           0       0     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                   Denominated in Pesos                       Denominated in Foreign Currency
                                                   (Thousands of Pesos)                             (Thousands of Pesos)
------------------------------------------------------------------------------------------------------------------------------------
Credit Type /   Amortization    Rate of
Institution         Date        Interest                 Time Interval                                 Time Interval
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Until                                          Until
                                                                                  5                                              5
                                                           Until  Until  Until  Years                     Until  Until  Until  Years
                                         Current  Until 1    2      3      4      or   Current   Until 1    2      3      4      or
                                           Year     Year   Years  Years  Years   More    Year      Year   Years  Years  Years   More
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES
WITHOUT COST
------------------------------------------------------------------------------------------------------------------------------------
Various                                         0 900,062    0      0      0      0     872,879       0     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                           0 900,062    0      0      0      0     872,879             0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   1,114,624 900,062    0      0      0      0   2,853,313   9,316     0      0      0      0
------------------------------------------------------------------------------------------------------------------------------------

NOTES: The exchange rate of the peso to the U.S. Dollar at March 31, 2009 was Ps. 14.3317

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                       MONETARY FOREIGN CURRENCY POSITION
                          (Thousands of Mexican Pesos)

                                                                    CONSOLIDATED

------------------------------------------------------------------------------------------------------------------------------
                                                        DOLLARS                         OTHER CURRENCIES             TOTAL
------------------------------------------------------------------------------------------------------------------------------
    FOREIGN CURRENCY POSITION                THOUSANDS OF     THOUSANDS OF       THOUSANDS OF     THOUSANDS OF    THOUSANDS OF
                                                DOLLARS          PESOS             DOLLARS           PESOS           PESOS
------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                    178,881        2,556,827                0                 0        2,556,827
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
LIABILITIES POSITION                            198,898        2,850,247              169             3,066        2,853,313
------------------------------------------------------------------------------------------------------------------------------
SHORT TERM LIABILITIES POSITION                 198,898        2,850,247              169             3,066        2,853,313
------------------------------------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES POSITION                        0                0                0                 0                0
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                     -20,017         -293,420            (169)           (3,066)         -296,486
------------------------------------------------------------------------------------------------------------------------------

NOTES

      THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT MARCH 31, 2009 WAS PS. 14.3317

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A. DE C.V.

                                DEBT INSTRUMENTS

                                                                    CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

                                MEDIUM TERM NOTES

      A)    Current assets to current liabilities must be 1.0 times or more.

      B)    Total liabilities to total assets do not be more than 0.60.

      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

      This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

      MEDIUM TERM NOTES

      A)    Accomplished the actual situation is 2.64 times.

      B)    Accomplished the actual situation is 0.31

      C)    Accomplished the actual situation is 31.84

      As of March 31, 2009, the remaining balance of the MTNs not exchanged amounts to Ps. 4,295 ($302,000 dollars).

      C.P. Jose Flores Flores
      Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                                    CONSOLIDATED

----------------------------------------------------------------------------------------------------------------------------
          PLANT OR CENTER                                    ECONOMIC ACTIVITY             PLANT CAPACITY    UTILIZATION (%)
----------------------------------------------------------------------------------------------------------------------------
GUADALAJARA MINI MILL                            PRODUCTION AND SALES OF STEEL PRODUCTS          480             76.53
----------------------------------------------------------------------------------------------------------------------------
MEXICALI MINI MILL                               PRODUCTION AND SALES OF STEEL PRODUCTS          250             67.45
----------------------------------------------------------------------------------------------------------------------------
INDUSTRIAS DEL ACERO Y DEL ALAMBRE               SALE OF STEEL PRODUCTS                            0              0.00
----------------------------------------------------------------------------------------------------------------------------
APIZACO AND CHOLULA PLANTS                       PRODUCTION AND SALES OF STEEL PRODUCTS          460             74.96
----------------------------------------------------------------------------------------------------------------------------
CANTON CASTER FACILITY                           PRODUCTION OF BILLET                           1,380            25.70
----------------------------------------------------------------------------------------------------------------------------
LORAIN CASTER FACILITY                           PRODUCTION OF BILLET                           1,150             0.00
----------------------------------------------------------------------------------------------------------------------------
LORAIN HOT-ROLLING MILL                          PRODUCTION AND SALES OF STEEL PRODUCTS          840             25.20
----------------------------------------------------------------------------------------------------------------------------
LACKAWANNA HOT-ROLLING MILL                      PRODUCTION AND SALES OF STEEL PRODUCTS          600              0.00
----------------------------------------------------------------------------------------------------------------------------
MASSILLON COLD-FINISH FACILITY                   PRODUCTION AND SALES OF STEEL PRODUCTS          125             41.70
----------------------------------------------------------------------------------------------------------------------------
GARY COLD-FINISH FACILITY                        PRODUCTION AND SALES OF STEEL PRODUCTS          70              22.50
----------------------------------------------------------------------------------------------------------------------------
ONTARIO COLD-FINISH FACILITY                     PRODUCTION AND SALES OF STEEL PRODUCTS          60              56.30
----------------------------------------------------------------------------------------------------------------------------
SAN LUIS POTOSI COLD-FINISH FACILITY             PRODUCTION AND SALES OF STEEL PRODUCTS          600             90.32
----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                               MAIN RAW MATERIALS

                                                                    CONSOLIDATED

--------------------------------------------------------------------------------------------------------------
                                                                                  DOMESTIC          COST
   DOMESTIC        MAIN SUPPLIERS          FOREIGN         MAIN SUPPLIERS       SUBSTITUTION    PRODUCTION (%)
--------------------------------------------------------------------------------------------------------------
PLANTS IN USA                          SCRAP                   VARIOUS               NO             18.80
--------------------------------------------------------------------------------------------------------------
SCRAP                 VARIOUS          PLANTS IN MEXICO                                             51.97
--------------------------------------------------------------------------------------------------------------
PLANTS IN USA                          COKE                    VARIOUS
--------------------------------------------------------------------------------------------------------------
PLANTS IN USA                          PELLETS                 VARIOUS
--------------------------------------------------------------------------------------------------------------
FERROALLOYS           VARIOUS          PLANTS IN MEXICO                              YES             9.14
--------------------------------------------------------------------------------------------------------------
PLANTS IN USA                          FERROALLOYS             VARIOUS               NO             13.30
--------------------------------------------------------------------------------------------------------------
ELECTRODES            VARIOUS          PLANTS IN MEXICO        VARIOUS               YES             2.54
--------------------------------------------------------------------------------------------------------------
PLANTS IN USA                          ELECTRODES              VARIOUS               NO              2.00
--------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                 DOMESTIC SELLS

--------------------------------------------------------------------------------
    MAIN PRODUCTS           NET SALES                       MAIN DESTINATION
--------------------------------------------------------------------------------
                             VOLUME          AMOUNT     TRADEMARKS     COSTUMERS
--------------------------------------------------------------------------------
STRUCTURAL PROFILES            42             435,960
--------------------------------------------------------------------------------
COMMERCIAL PROFILES            22             209,979
--------------------------------------------------------------------------------
REBAR                         158           1,207,443
--------------------------------------------------------------------------------
FLAT BAR                       13             134,909
--------------------------------------------------------------------------------
STEEL BARS                     67             623,454
--------------------------------------------------------------------------------
OTHER                           0               8,207
--------------------------------------------------------------------------------
BILLET                          8              46,804
--------------------------------------------------------------------------------
ALAMBRON                       10              75,546
--------------------------------------------------------------------------------
MALLA                          13             116,790
--------------------------------------------------------------------------------
T O T A L                                   2,859,092
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FOREIGN SALES                               2,221,549
--------------------------------------------------------------------------------
TOTAL                                       5,080,641
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                  FOREIGN SELLS

--------------------------------------------------------------------------------
    MAIN PRODUCTS           NET SALES                            MAIN
--------------------------------------------------------------------------------
                             VOLUME          AMOUNT     TRADEMARKS     COSTUMERS
--------------------------------------------------------------------------------
EXPORTS
--------------------------------------------------------------------------------
STRUCTURAL PROFILES             8              71,023
--------------------------------------------------------------------------------
COMMERCIAL PROFILES             6              56,747
--------------------------------------------------------------------------------
REBAR                           9             101,114
--------------------------------------------------------------------------------
STEEL BARS                      5              33,343
--------------------------------------------------------------------------------
FLAT BAR                        6              62,800
--------------------------------------------------------------------------------
BILLET                          0                 333
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FOREIGN SUBSIDIARIES
--------------------------------------------------------------------------------
HOT-ROLLED BARS               100           1,312,243
--------------------------------------------------------------------------------
COLD-FINISHED BARS             22             384,504
--------------------------------------------------------------------------------
OTHER SEMI-FINISHED
--------------------------------------------------------------------------------
TRADE PRODUCTS                 12             135,357
--------------------------------------------------------------------------------
INGOT                           5              64,085
--------------------------------------------------------------------------------
T O T A L                                   2,221,549
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                            CONSTRUCTION IN PROGRESS

                                                                    CONSOLIDATED

THE PROJECTS IN PROGRESS AT MARCH 31, 2009, ARE:

        PROJECTS IN PROGRESS                  TOTAL INVESTMENT

PROJECTS IN REPUBLIC                                   209,157
PROJECTS IN MEXICALI                                   163,409
PROJECTS IN TLAXCALA                                    63,451
PROJECTS IN GUADALAJARA                                 13,255
PROJECTS IN SAN LUIS                                    18,901

TOTAL INVESTMENT AT MARCH 31, 2009                     468,173
                                                       =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

   TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF
            FOREIGN OPERATIONS INFORMATION RELATED TO BULLETIN B-15

                                                                    CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for assets and liabilities.

- Applying the prevailing historical exchange rate for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

----------------------------------------------------------------------------------------------------------
            NOMINAL     VALID                                                             CAPITAL STOCK
  SERIES     VALUE      CUPON                      NUMBER OF SHARES                   (Thousands of Pesos)
----------------------------------------------------------------------------------------------------------
                                    FIXED       VARIABLE                  FREE
                                   PORTION      PORTION      MEXICAN   SUSCRIPTION     FIXED    VARIABLE
----------------------------------------------------------------------------------------------------------
    B                            90,850,050   406,859,164       0      497,709,214    441,786   1,978,444
----------------------------------------------------------------------------------------------------------
  TOTAL                          90,850,050   406,859,164       0      497,709,214    441,786   1,978,444
----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 497,709,214
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

R20: PRO FORMA FINANCIAL INFORMATION

      The following combined pro forma financial information (unaudited) is based on the Company's historical financial statements, adjusted to include the effects of the acquisition of Grupo San.

      The pro forma information (unaudited) assumes that the acquisition was conducted at the beginning of 2008, and is based on the available information and certain assumptions that management considered reasonable.

      The pro forma financial information (unaudited) is not intended to present the results of the consolidated operations had the acquisition occurred on such date, nor to anticipate the Company's results of operations.

                                           January          January -
                                           -March            March
                                            2009             2008
                                           -------          -------
                                            2009             2008
                                           -------          -------
           Net sales                  Ps.   5,081      Ps.   8,933
           Marginal profit                    970            1,845
           Net income                 Ps.     545      Ps.     809
                                           -------          -------
           Earnings per share                1.09             1.70
                                           =======          =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 1 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

              DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR
                   THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FIRST QUARTER REPORT.

        ING LUIS GARCIA LIMON                   C.P. JOSE FLORES FLORES
        CHIEF EXECUTIVE OFFICER                 CHIEF FINANCIAL OFFICER

                       GUADALAJARA, JAL, AT MAY 4 OF 2009.